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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:  December 31, 1999
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Paulson Capital Corp.
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Full Name of Registrant


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Former Name if Applicable

911 S. W. Naito Parkway, Suite 200
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Address of Principal Executive Office (Street and Number)

Portland, Oregon 97204
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     It has recently been determined that the financial statements for 1999 require adjustment related to the valuation of certain securities. As a result, the Company is considering the impact on previously issued financial statements for 1998 and 1997 and cannot reasonably complete that assessment prior to the filing deadline of the 1999 Annual Report on Form 10-KSB.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Chester L. F. Paulson               (503)              243-6000
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                (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Paulson Capital Corp.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  March 30, 2000                        By  CHESTER L. F. PAULSON
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                                                   Chester L. F. Paulson
                                                   President
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PART IV (3) - Explanation of Anticipated Change in Results of Operations


Our 1998 financial statements are being restated to include the impact of recording the fair value of certain securities. We anticipate that this restatement will increase our net loss for 1998 and the amount of the restatement is being determined.

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ACCOUNTANT'S STATEMENT REQUIRED BY RULE 12B-25(c)


March 30, 2000


Securities and Exchange Commission
Washington, DC 20549


We have read Part III Narrative of the Form 12b-25 for Paulson Capital Corp. dated March 30, 2000, and agree with the statement contained therein. Until the adjustment has been made we are unable to render our report.



GRANT THORNTON LLP